UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JUPAI HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)**

Xin Zhou

E-House Holdings Ltd.

c/o 11/F, Yinli Building

383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +852 3740-4700

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American depositary shares of the Issuer, each representing six Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	G52141 101

1		Names of Reporting Persons Xin Zhou
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 68,580,859 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 68,580,859 Ordinary Shares [1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 68,580,859 Ordinary Shares [1]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 32.8% [2]
14		Type of Reporting Person (See Instructions) IN

1                                Include (i) 9,549,576 Ordinary Shares held by Turbo Chance Limited, which is wholly owned by Mr. Zhou, (ii) 3,660,671 Ordinary Shares held by Wayford Enterprises Limited, which is wholly owned by Mr. Zhou, (iii) 50,000 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017, and (iv) 55,320,612 Ordinary Shares held by E-House (China) Capital Investment Management Ltd., which is an indirectly wholly owned subsidiary of E-House Holdings.

2                                The calculation is based on 208,845,143 Ordinary Shares issued and outstanding as of December 31, 2016, together with 50,000 Ordinary Shares issuable to such Reporting Person upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017.

CUSIP No.	G52141 101

1		Names of Reporting Persons E-House Holdings Ltd.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 55,320,612 Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 55,320,612 Ordinary Shares
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 55,320,612 Ordinary Shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 26.5%
14		Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2016 (the “Original Filing”) by Mr. Xin Zhou (“Mr. Zhou”) and E-House Holdings Ltd. (“E-House Holdings”) with respect to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) of Jupai Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

Item 2.                                 Identity and Background

Item 2(a)–(c) of the Original Filing is hereby amended and supplemented as follows:

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of E-House Holdings are set forth on Schedule A-1 hereto and are incorporated herein by reference.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby amended and supplemented as follows:

On December 30, 2016, E-House Holdings repurchased 49,764,809 ordinary shares of E-House Holdings from one of its shareholders.  Following the repurchase, Mr. Zhou’s beneficial ownership in E-House Holdings as a percentage of the total outstanding ordinary shares of E-House Holdings increased to 90.5%.

On February 27, 2017, Reckon Capital Limited distributed, on a pro-rata basis, all the Ordinary Shares it held to its shareholders, among which Turbo Chance Limited and Wayford Enterprises Limited are wholly owned by Mr. Zhou.

Item 5.           Interest in Securities of the Issuer

Item 5 (a)–(b) of the Original Filing is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Subsequent to the foregoing share distribution made by Reckon Capital Limited, as of February 27, 2017, Mr. Zhou’s beneficial ownership in the Issuer equaled 68,580,859 Ordinary Shares, representing approximately 32.8% of the total issued and outstanding Ordinary Shares. The 68,580,859 Ordinary Shares beneficially owned by Mr. Xin Zhou comprise (i) 9,549,576 Ordinary Shares held by Turbo Chance Limited, which is wholly owned by Mr. Zhou, (ii) 3,660,671 Ordinary Shares held by Wayford Enterprises Limited, which is wholly owned by Mr. Zhou, (iii) 50,000 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017, and (iv) 55,320,612 Ordinary Shares held by E-House (China) Capital Investment Management Ltd., which is an indirectly wholly owned subsidiary of E-House Holdings.

As of February 27, 2017, Mr. Zhou held 90.5% of the shares of E-House Holdings and is a director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Ordinary Shares of the Issuer indirectly held by E-House Holdings through its wholly-owned subsidiaries. The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Holdings is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

Mr. Zhou disclaims beneficial ownership of the Ordinary Shares owned by E-House Holdings except to the extent of his pecuniary interest therein.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 208,845,143 Ordinary Shares issued and outstanding as of December 31, 2016, together with any Ordinary Shares issuable to such Reporting Person upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2017

Xin Zhou

/s/ Xin Zhou

E-House Holdings Ltd.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

SCHEDULE A-1

Directors and Executive Officers of E-House Holdings

Name	Position with E-House Holdings	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Director of E-House Holdings	11/F, Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China	Hong Kong S.A.R.

Neil Nanpeng Shen	Director	Founding Managing Partner of Sequoia Capital China	Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong S.A.R.

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Holdings

	Ordinary Shares Beneficially Owned
	Number		% (1)
Directors and Executive Officers

Xin Zhou	68,580,859		32.8%

Neil Nanpeng Shen	50,000	(2)	0.02%

(1)                                     For each person included in this table, the percentage of beneficial ownership is calculated based on (i) 208,845,143 Ordinary Shares outstanding as of December 31, 2016, and (ii) the number of Ordinary Shares issuable to such person upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017.

(2)                                     Include 50,000 Ordinary Shares issuable to Mr. Shen upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017.